EXHIBIT 4.2


RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered Fourth (A) so that, as amended, said Article shall be and read as follows: The total number of shares of all classes of capital stock which the corporation shall have authority to issue is TEN MILLION FIVE HUNDRED THOUSAND (10,500,000) shares of common stock of the par value of $10 per share (hereinafter called "Common Stock").